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UNIT
SECURITIES AND E
Washing

14049281

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SEC FILE NUMBER
8-67476

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0 4 2014

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (Date) AND ENDING December 31, 2013 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Duxbury Financial LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

310 Court Street, Suite 102
(No. and Street)

Plymouth (City) MA (State) 02360 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman 212-392-4838
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name - *if individual, state last, first, middle name*)

7501 Wisconsin Ave., Suite 400E (Address) Bethesda (City) MD (State) 20814 (Zip Code)

CHECK ONE

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 4 2014
02 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Livelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Duxbury Financial LLC as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA SMITH-BOCASH
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
My Comm. Expires Feb. 20, 2020

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DUXBURY FINANCIAL LLC

Statement of Financial Condition

and Independent Auditor's Report

December 31, 2013

DUXBURY FINANCIAL LLC

CONTENTS:

Independent Auditor's Report

To the Member
Duxbury Financial LLC

We have audited the accompanying statement of financial condition of Duxbury Financial LLC (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to this financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Duxbury Financial LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

CohnReznick LLP

Bethesda, Maryland
February 28, 2014

Duxbury Financial LLC
Statement of Financial Condition
December 31, 2013

Assets	
Cash	$ 174,315
Leasehold improvements, furniture and equipment, net of accumulated depreciation of $52,604	3,040
Other assets	5,707
Total Assets	$ 183,062
Liabilities and Member's Equity	
Liabilities:	
Accounts payable and accrued expenses	$ 44,630
Due to affiliates	29,487
Total liabilities	74,117
Commitments and Contingencies	
Member's equity	108,945
Total Liabilities and Member's Equity	$ 183,062

See accompanying notes to the statement of financial condition.

Duxbury Financial LLC
Notes to the Statement of Financial Condition
December 31, 2013

Note 1 - Nature of Business and Significant Accounting Policies

Nature of Business

Duxbury Financial LLC (the Company) is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company does not receive or otherwise hold funds or securities for, or owe money or securities to, securities customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from SEC Rule 15c3-3 under the exemption allowed in Section (k)(2)(i) and was in compliance with the conditions of the exemption. The Company's activities include structuring private placements for sale to qualified institutional investors and serving as consultant to issuers and asset managers on financing matters.

The Company is a wholly owned subsidiary of Financial Services Capital, LLC (the "Parent"), which is wholly owned by CV Services Group LLC. CV Services Group LLC also wholly owns Development Capital, LLC, which wholly owns Clark Realty Capital, LLC ("CRC").

The Parent has the intent and ability to fund the Company's operations through December 31, 2014. The accompanying financial statements have been prepared assuming the Company will continue as a going concern based on the Parent's commitment to provide the necessary continuing support.

A summary of the Company's significant accounting policies follows:

Leasehold Improvements, Furniture and Equipment

Leasehold Improvements, furniture and equipment are stated at cost and depreciated using accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of their estimates useful lives or remaining lease terms.

Fee Revenue

The Company earns revenue from two sources: private placement financing transactions and realty asset management. The Company recognizes fee revenue from private placement financing transactions upon completion of the sale. Fee revenue from realty asset management is recognized when earned based on individual contracts.

Income Taxes

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income and deductions are passed through to and are reported by the filing entity on its respective income tax return. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability company. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. The Company's filing entity is required to file and does file tax returns with the Internal Revenue Service and other taxing authorities. Accordingly, this financial statement does not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

Note 1 - Nature of Business and Significant Accounting Policies (continued)

The Company's income and deductions are passed through to the filing entity whose income tax returns are subject to examination by income taxing authorities, generally for up to three years after they were filed. While no income tax returns are currently being examined by the Internal Revenue Service, tax years since 2010 remain open.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Lease Commitment

The Company was a lessee of office space under an operating lease which expired on May 31, 2013. The Company entered into an operating lease for new office space in November 2012 which expired in November 2013 and was subsequently renewed through May 31, 2014. The future minimum lease payments due under the remaining lease totals $7,140, all in the year ending December 31, 2014.

Note 3 - Related Party Transactions

CRC provides the Company certain operational and administrative services for which the Company pays an administrative fee. The administrative fee is negotiated annually between the Company and CRC. At December 31, 2013, $29,487 remains payable to CRC from the Company. These amounts are noninterest bearing and due on demand.

Note 4 - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the Rule, shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends be paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2013, the Company had net capital of $100,198 which is $95,198 in excess of the required net capital of $5,000. As of December 31, 2013, the Company is in compliance with its net capital requirements.

Note 5 - Subsequent Events

Management evaluated the activity of the Company through February 28, 2014 (the date the statement of financial condition was available to be issued) and concluded that no subsequent events have occurred that would require recognition in the statement of financial condition or disclosure in the notes to the statement of financial condition.